March 20, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cryoport, Inc.

Registration Statement on Form S-3

File No. 333-230237

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cryoport, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 1:00 p.m., Eastern Time, on Monday, March 25, 2019, or as soon thereafter as practicable.

The Registrant hereby authorizes Anthony Ippolito, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ippolito at (714) 427-7409. The Registrant also respectfully requests a copy of the written order verifying the effective date.

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Very truly yours,

CRYOPORT, INC.

By:	/s/ Robert Stefanovich
Name: Title:	Robert Stefanovich Chief Financial Officer